Exhibit 99.1

**** JPM LOAN LAUNCH – Farfetch****

COMPANY:	Farfetch Limited

BORROWER:	Farfetch US Holdings, Inc.

BUSINESS:	Farfetch is the leading global online platform for the luxury fashion industry, connecting creators, curators and consumers

UOP:	General corporate purposes, working capital and funding of transaction fees and expenses

FACILITY:	$400MM First Lien Cov-lite Term Loan B

TENOR:	5 years

PRICING:	S+600-625 bps, 0.5% floor @ 95 OID

CALL FEATURE:	NC1, 103, par

RATINGS (M/SP/F):	TBD

ADMIN AGENT:	JP Morgan Chase Bank, N.A.

TIMING:	Lender call Tuesday 9/20 @ 10AM NYT Deadline Tuesday 9/27 @ 12PM NYT